SCHEDULE 13G/A

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                	Costco Companies Inc.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                                22160K105
------------------------------------------------------------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Costco Companies Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	10809 120th Ave N.E.
	Kirkland, WA 98033
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Davis Covertible Securities
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
Davis Financial Fund
DNE Corp
Davis New York Venture
Davis VaraFinancial
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Financial
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Pru Focused Val
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Financial Fund
Sicav Davis Value Fund
SS Barney Large Cap V
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLife Financial
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	22160K105
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	 25,683,168	shares
Abar Foundation			4,300
American Electric		148,500
Atlanta Gas & Light		24,600
Atmos Energy			17,400
Avon Old Farms			3,600
AXP Partners			76,700
Bowne & Co.			9,200
Catholic Mutual			5,000
Champa Trust			8,700
Davis Covertible Securities	35,000
Del Labs PenPl			2,485
Del Labs-Lacrss			220
DetroitLaborers			44,200
Davis Financial Fund		807,000
DNE Corp			2,900
Davis New York Venture		16,151,200
Davis VaraFinancial		16,300
Davis VaraValue			194,000
Electrical Workers Annuity	32,500
Electrical Workers Pension	65,000
Emma Willard			5,800
Fishkind LLC			5,700
Genesis Depreciation		8,500
Genesis Foundation		3,300
Genesis Pension			4,000
Galveston			6,600
Georgia Corp			46,400
Gonzaga Univ			10,100
GrangeFT			13,200
Hathaway			8,600
Hirsch				4,200
Hoff Family Tr.			5,500
Lewis & Roca			3,500
MassMutual Prt			375,800
MassMutual Var			23,400
Mattin A			4,100
Mattin B			4,100
Medcen				3,100
MennenFT			25,563
Methodist Home			29,800
MetLife SIP			36,700
Milder CP			7,100
Minn Retail			43,500
Manulife Financial		16,600
Manulife Value			62,800
Mt. Sinai			20,900
Mutual Protect			3,800
NASD				21,400
NASDRegulation			24,400
NedsIsland			12,600
NM Mutual			7,000
Noramco Davis			5,700
NYC Superior			12,900
Plumbers & Pipefitters		4,900
SunAmerica Davis Venture Value	1,823,600
Pru Focused Val			142,100
Prudential SP			54,300
Quadsan				7,000
Rappaport			4,300
RL Polk				5,600
Selected American Shares	3,895,000
Scudder - SVS			54,300
Sicav Davis Financial Fund	7,000
Sicav Davis Value Fund		249,000
SS Barney Large Cap V		36,000
Stobie Creek			14,800
Sun America Style Select	33,000
Sun America Style LCV		30,300
Suburban Propane		10,300
SunLife Financial		10,000
SunLifeValue			22,000
Tallahassee			31,500
Temple				2,700
Union Dale			5,100
Via				6,400
Volvo				8,000
Wallace Retire			28,300
Wellstar			9,100
New England Zenith		673,100
	(b) Percent of class		5.680%
Abar Foundation			0.00%
American Electric		0.03%
Atlanta Gas & Light		0.01%
Atmos Energy			0.00%
Avon Old Farms			0.00%
AXP Partners			0.02%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Davis Covertible Securities	0.01%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.01%
Davis Financial Fund		0.18%
DNE Corp			0.00%
Davis New York Venture		3.57%
Davis VaraFinancial		0.00%
Davis VaraValue			0.04%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.01%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.01%
Gonzaga Univ			0.00%
GrangeFT			0.00%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.08%
MassMutual Var			0.01%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.01%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Manulife Financial		0.00%
Manulife Value			0.01%
Mt. Sinai			0.00%
Mutual Protect			0.00%
NASD				0.00%
NASDRegulation			0.01%
NedsIsland			0.00%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.40%
Pru Focused Val			0.03%
Prudential SP			0.01%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	0.86%
Scudder - SVS			0.01%
Sicav Davis Financial Fund	0.00%
Sicav Davis Value Fund		0.06%
SS Barney Large Cap V		0.01%
Stobie Creek			0.00%
Sun America Style Select	0.01%
Sun America Style LCV		0.01%
Suburban Propane		0.00%
SunLife Financial		0.00%
SunLifeValue			0.00%
Tallahassee			0.01%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
New England Zenith		0.15%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   25,683,168

	(ii)  shared power to vote to direct the vote

			N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	 25,683,168
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002